January 4, 2021

United States Securities and Exchange Commission

Mail Stop 6010

Washington, D.C. 20549

Attn: Stacie Gorman, Esq. and Pam Long, Esq.

Re:	Green Stream Holdings Inc.
Amendment No. 2 to Form 10-12G
Filed September 29, 2020
File No. 000-53279

Dear Ms. Gorman and Ms. Long:

Please be advised that the undersigned is the duly-appointed President of Green Steam Holdings, Inc., the above-referenced issuer (the “Issuer”). This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the amendment to Issuer’s Registration Statement on Form 10, filed on September 29, 2020 (the “Registration Statement”) provided in your letter dated October 22, 2020 (the “Comment Letter”).

The purpose of this correspondence is to provide responses to the Comment Letter and provide explanation, where necessary of Amendment No. 3 to Registration Statement on Form 10 filed on January 4, 2021. Our responses follow the text of each Comment Letter, which we have reproduced below for your convenience.

Amendment No. 2 to Form 10 filed September 29, 2020

Part I.

Item 1. Description of Business, page 3

1.	As requested in comment 15, please revise disclosure throughout the Description of Business to clarify that you currently have no revenue and are not engaged in significant revenue-generating operations at this time.

The Description of Business Section, and other Sections within the Registration Statement, have been revised to disclose that the Issuer is in the development stage and has not yet generated any revenues.

2.	We note your response to comment 17 of our letter and reissue our comment in part. Please disclose the significant employees of your subsidiaries in accordance with Item 401(c) of Regulation S-K.

Please note that the Registration Statement as filed currently includes the disclosures required by Item 401(c) of Regulation S-K and includes the biographical information of all significant employees of the Issuer and its subsidiaries. Please note that Vincent Cammarata is not an officer or director of either the Issuer or Green Stream Finance, Inc. and has not been so since approximately March 2019, the date Green Stream Finance, Inc. filed its Annual Report with Secretary of State of Wyoming indicating the late Madeleine Cammarata as its President. (A copy of the Annual Report of Green Finance, Inc. is attached hereto.) Similarly, Robert Ponce is not currently an officer, director or significant employee of either the Issuer or its subsidiary and is not required to be disclosed as such in the Registration Statement.

U.S. Securities and Exchange Commission

January 4, 2021

Key Suppliers and Contractors, page 8

3.	We note your response to comment 3 of our letter. As requested in our comment, in your business section, please disclose the specific services that Dream Green Partners will provide, and describe and file any agreement with Dream Green to provide services.

We have removed the references to Dream Green Partners in the Registration Statement. Dream Green Partners had only entered into a very general consulting agreement with the Issuer and the services it may potentially provide are not significant to the Issuer’s business plan. Moreover, the consideration paid to Dream Green Partners, 2,000,000 restricted shares of Common Stock, is not material enough to require the agreement to be filed as an exhibit to the Registration Statement.

Liquidity and Capital Resources, page 8

4.	We note that you state that you will need to raise additional capital to support "clinical trials." Please explain what you mean by this statement.

We have revised the disclosure to remove the reference to clinical trials and to state the additional capital is required to support “our anticipated operational expense.”

Plan of Operation, page 8

5.	We note your response to comment 2. Please file all 6 agreements in accordance with Item 601(b)(10) of Regulation S-K. Additionally, we note that you state that the leases are for 25 years; however, the contract that you filed indicates that the agreement is for 20 years. Further, with respect to these leases, please disclose when you anticipate completing each solar power project, the cost to build each project, and who will build each project. Please clarify whether the projects are required to be completed within a set period of time and if there is a penalty for failure to build out each project. To the extent you have entered into an agreement with another entity to build out each project, please file the agreement in accordance with Item 601(b)(10) of Regulation S-K. Please clarify whether you have a right to renew each lease. Please clarify who will own the equipment at the end of the lease, and whether you will be required to remove the equipment. Additionally, please clearly explain how you intend to make money from your intended operations, in light of the fact that it appears you will be expending significant amounts in order to engage in your intended business based on your disclosure.

We have filed as Exhibits 10.4 through 10.9 to the registration statement, each of the solar leases that the Issuer has entered into and have updated the Registration Statement on how the Issuer intends to earn revenue.

We have filed as Exhibit 10.10 the Letter Agreement between the Issuer and Amergy Solar for the interconnection of certain projects of the Issuer.

Item 2. Financial Information, page 27

6.	We note your response to comment 4 and reissue our comment in part. Please revise here and in the business section to provide the information requested by Items 101(a)(2) and 303 of Regulation S-K by disclosing your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations.

During the first quarter of 2021, we require approximately $7 million of which approximately $2 million will be used to repay the Issuer’s currently outstanding convertible notes and approximately $5 million will be used for the design, construction and installments of the Issuer first four or five solar facility project.

U.S. Securities and Exchange Commission

January 4, 2021

During the second quarter of 2021, providing the Issuer can install four or more solar facilities with its lenders, the Issuer expects to commence revenue generating operations. If four or more facilities are operational, it is anticipated that revenues from the resale of electricity to the respective utilities will generate approximately $50,000 to $60,000 per quarter.

Thereafter, in the third quarter of 2021, providing the Issuer has generated revenue generating operations, the Issuer anticipates it will be profitable within the quarter. The Issuer will continue to seek additional candidates for leases of the solar facilities it markets and intends to sell and anticipates it will be required to raise additional capital through the sale of its securities or debt. However, there can be no assurance that the Issuer will be able to raise these funds or that it will be able to do so on terms that are favorable to the Issuer.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

7.	We note your disclosure in the notes to your audited financial statements that suggests that certain beneficial owners and management may share voting power with a spouse. As requested in comment 6 of our letter dated May 28, 2020, please name any spouse or other person that shares voting or dispositive power with any person included in the table and describe the nature of the shared beneficial ownership. Please see Instruction 5 to Item 403 of Regulation S-K regarding disclosure of shared beneficial ownership.

The financial statements have been updated to include the unaudited consolidated financial statements for the period ending October 31, 2020. We have removed the reference in the notes to the financial statements that voting power may be shared with a spouse since no voting power was shared with a spouse as the time of the filing or upon filing of this amendment.

Item 5. Directors and Executive Officers; Key Employees, page 30

8.	We note your response to comment 5 of our letter and reissue our comment in part. Please provide disclosure regarding Mr. Morali and any other significant employees in accordance with Item 401(c) of Regulation S-K. Additionally, we note that your officers and directors do not have any experience in the field of solar power. Please provide risk factor disclosure to address this risk.

The Issuer reasserts that Mr. Morali is not and has never been an employee of the Issuer or any of its subsidiaries. While Mr. Morali is a principal of Renewable Energy Development, LLC (“RED”), RED is only a contract partner with the Issuer and not related party. Therefore, Item 401(c) of Regulation S-K does not require disclosure of Mr. Morali as a significant employee.

We have included the following risk factor related to the lack of experience of the Issuer’s officers and directors in the solar power industry:

Our ability to market and sell solar facilities to customers is unproven.

Our business depends in large part on our ability to market and sell or lease solar facilities. Initially, we plan to have Renewable Energy Development, LLC to design, manufacture and install the solar facilities to our customers. Our ability market and sell the solar facilities, are and will be subject to risks, including with respect to:

•	our ability to secure necessary funding;

•	our ability to negotiate and execute definitive agreements with our various suppliers for hardware, or services necessary to design or manufacture the solar facilities we intend to market and sell;

•	compliance with environmental, safety, and similar regulations;

•	delays by us in delivering final component designs to our suppliers;

U.S. Securities and Exchange Commission

January 4, 2021

•	quality controls that prove to be ineffective or inefficient;

•	delays or disruptions in our supply chain including raw material supplies; and

•	our ability to maintain arrangements on reasonable terms with its manufacturing partners and suppliers, engineering service providers, delivery partners, and after sales service providers.

To date, we have limited experience, as a company, marketing and selling or leasing our solar facilities and therefore cannot assure you that we will be able to make sales on a level significant enough to be profitable or to meet customer expectations. Any failure to do so within our projected costs and timelines would have a material adverse effect on our business, prospects, operating results and financial condition.

Consolidated Condensed Financial Statements, page F-1

9.	We have reviewed your response to comment 11, and note that this comment is still applicable as these assets continue to appear on your balance sheet as of the end of your fiscal year, and the subsequent interim period ended July 31, 2020. Please clarify your disclosure to specifically describe the assets represented on your balance sheet. While your disclosure indicates that your assets consist of furniture and equipment and intangible assets, this is not consistent with your prior disclosure, nor with your prior response that these costs represent projects yet to be completed and with uncertain final costs.

The assets represented on the Balance Sheet Include $185,000 Intangible Assets which represents the excess payment made over the actual book value of the assets. Management has not amortized the assets over the 1 year period since the Company believes that the assets may not pass the impairment test. Correspondingly, a percentage of the assets will be written off at fiscal year-end. The Fixed Assets on the Balance sheet equal $915,654 and consists of furniture, fixtures, greenhouses, and costs for the establishment of an operational facility located in Pacific Palisades, California. The operational facility will be completed and opened in November at which time the depreciation expense will begin. Depreciation expenses for the other assets will begin on management determines if any assets need to be written off based

General

10.	We note your response to comment 18 of our letter. In response to our comment, you removed disclosure indicating that there are conflicts of interest. However, we note that you do have conflicts of interest as noted on page 20. In an appropriate place, please identify all conflicts of interests with your president or any affiliates. Please ensure that you disclose all affiliated parties and their interests and file all agreements with these parties in accordance with Item 601(b)(10) of Regulation S-K.

As a result of the resignation and subsequent passing of Madeleine Cammarata, the Issuer’s founder and previous President, the Issuer believes there are no disclosable Conflicts of Interest or related party transactions as alluded to in precious versions of the Registration Statement. Accordingly, the Issuer has removed the paragraph titled “Dealings with the Company” on page 17 and has not reinserted the previously removed language referred to above. The Issuer is currently unaware of any conflicts of interest that exist among its officers, directors and stockholders.

If you should have any questions about this letter or require any further information, please do not hesitate to contact the undersigned or the Issuer’s counsel, Peter Campitiello, Esq. at (732) 867-9741.

Sincerely,

/s/ Eric Fain

Eric Fain, Interim Chief Executive Officer